EXHIBIT 99.1

Evaxion Hosts R&D Day and Unveils the Broad Potential of Its AI-Immunology™ Platform

  The proprietary AI-Immunology™ platform brings the potential for a new era in vaccine discovery, design and development using advanced AI and machine learning technologies
  AI-Immunology™ outcompetes standard vaccine target discovery approaches and holds the promise of addressing serious unmet needs
  With a unique modular architecture, AI-Immunology™ is scalable and adaptable towards partner needs
  The potential of AI-Immunology™ is validated by established partnerships, including an ongoing vaccine collaboration with MSD

COPENHAGEN, Denmark, March 19, 2024 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) ("Evaxion" or the "Company"), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, today hosts a Research & Development (R&D) Day focusing on its core AI-Immunology™ platform. The event will be hosted at our facilities in Hørsholm, Denmark, between 14.00 – 18.00 CET / 9.00 a.m. - 1.00 p.m. EST and can be accessed remotely here.

The R&D Day features a series of talks providing in-depth insights into Evaxion's clinically validated AI-Immunology™ platform for vaccine target discovery, design and development. AI-Immunology™ consists of a collection of in-house developed AI building blocks that can be intelligently combined into AI prediction models to address complex healthcare issues related to the immune system. With the AI prediction models, PIONEER™, ObsERV™, EDEN™ and RAVEN™, we can identify clinically relevant vaccine targets within hours.

Christian Kanstrup, CEO of Evaxion, expresses enthusiasm: “We have been looking forward to this exciting day and welcome everyone interested in learning more about our technology and its potential for saving and improving lives. We believe that we hold a truly differentiated position driven by our validated AI-Immunology™ platform and the multi-disciplinary capability set we have built around it. The potential of AI-Immunology™ is evidenced by our strong pipeline of vaccine candidates and existing partnerships.”

The presentations during the day will, among other things, cover:

  The innovative modular architecture of AI-Immunology™, where AI building blocks can be combined into AI prediction models, enhancing scalability
  Insights into the novel AI-Immunology™ building block, EvaxMHC, which is used across the platform, significantly enhancing the predictive capabilities
  The clinical validation of the predictive capabilities of the PIONEER™ model showing a statistically significant improvement in progression-free survival in metastatic melanoma patients
  The novel tumor target sources, named Endogenous Retroviruses (ERVs), showing high relevance in low tumor mutation burden cancers, allowing for potentially more effective personal cancer vaccines
  The EDEN™ model outperforms reverse vaccinology finding novel targets in hours instead of years. The EDEN™ designed EVX-B2 vaccine candidate showing stronger protection than a vaccine candidate developed by GSK’s Gonorrhea
  RAVEN™ introduces novel vaccine concepts to enhance the effectiveness of T-cell-based vaccines
  The ObsERV™ model allows for a novel precision vaccine approach toward addressing cancers which cannot be targeted with standard immunotherapies

Following the R&D Day, a replay of the event presentations will be available on our website.

About AI-Immunology™

AI-Immunology™ is a scalable and adaptable artificial intelligence technology platform at the forefront of vaccine discovery for infectious diseases and cancers. By integrating the collective power of proprietary AI models PIONEER™, EDEN™, RAVEN™, and ObsERV™, the platform can model the complexity of the patient's immune system. AI-Immunology™ advanced computational modelling swiftly and uniquely identifies, predicts, and designs vaccine candidates, revolutionizing the landscape of immunotherapy by offering a holistic and personalized approach to combat fast-evolving pathogens and malignant cells.

About EVAXION

Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion's proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients' lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-Looking Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "target," "believe," "expect," "hope," "aim," "intend," "may," "might," "anticipate," "contemplate," "continue," "estimate," "plan," "potential," "predict," "project," "will," "can have," "likely," "should," "would," "could," and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact Information
Evaxion Biotech A/S
Christian Kanstrup
Chief Executive Officer
cka@evaxion-biotech.com
Source: Evaxion Biotech